SALIENT MF TRUST	FORWARD FUNDS
4265 San Felipe, Suite 800	101 California Street, 16th Floor
Houston, Texas 77027	San Francisco, CA 94111

April 22, 2016

VIA EDGAR

Mr. Edward P. Bartz

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

RE:	Forward Funds

File Nos. 033-48940; 811-06722

Post-Effective Amendment (“PEA”) No. 122 and Amendment No. 122

Salient MF Trust (together with Forward Funds, the “Registrants”)

File Nos. 333-180225; 811-22678

PEA No. 19 and Amendment No. 20

Dear Mr. Bartz:

Pursuant to your request, this letter is in response to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on PEA No. 122 and Amendment No. 122 to the Forward Funds’ and PEA No. 19 and Amendment No. 20 to the Salient MF Trust’s registration statements under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively, filed on February 29, 2016 with the Commission (Accession Numbers 0001193125-16-485694 and 0001193125-16-485740, respectively) (together, the “Registration Statements”). Below are the “Annual Fund Operating Expenses” tables for each series of the Registrants as requested by the Staff via telephone to the undersigned and Danielle Johnson, each of ALPS Fund Services, Inc., and Richard F. Kerr and Cal J. Gilmartin of K&L Gates LLP on Friday, April 15, 2016. An additional response letter with a summary of the remaining comments regarding the Registration Statements provided by the Staff on April 15, 2016 and the Registrants’ responses to the comments will be provided separately. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statements.

Prospectuses

1.	Comment: Prior to filing the Registrants’ 485(b) filings, provide the completed Fee Tables for each series of the Registrants.

Response: The Fee Tables for each series of the Registrants are set forth below. Please note that with respect to the series of the Forward Funds, the recapture provisions of the Funds’ expense limitation agreements will be added to the footnote of each Fee Table, as applicable, in the 485(b) registration statement filing.

U.S. Securities and Exchange Commission

April 22, 2016

SALIENT MF TRUST

Salient Adaptive Growth Fund – Class A, Class C and Class I

Shareholder Fees (fees paid directly from your investment)

	Class A		Class C		Class I
Maximum Front-End Sales Charge (load) on Purchases (as a percentage of purchase price)	5.50%		None		None

Maximum Deferred Sales Charge (load) (as a percentage of the purchase or sale price, whichever is less)	1.00	%(1)	1.00	%(1)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class I
Management Fee	0.95%	0.95%	0.95%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses(2)	0.47%	0.47%	0.47%
Total Annual Fund Operating Expenses	1.67%	2.42%	1.42%
Less Management Fee Waiver/Reimbursement(3)	0.09%	0.09%	0.09%
Net Annual Expenses	1.58%	2.33%	1.33%

(1)	Class A shares are available with no front-end sales charge on investments of $1 million or more. Brokers that initiate and are responsible for purchases of $1 million or more may receive a sales commission of up to 1.00% of the offering price of Class A shares. As a result, Class A shares that were not subject to a front-end sales charge, but for which a commission or finder’s fee was paid, may be subject to a contingent deferred sales charge (CDSC) of 1.00% if such Class A shares are sold within twelve months of purchase. In addition, while Class C shares are offered at NAV, without any initial sales charge, a 1.00% CDSC may be charged on any Class C shares upon which a finder’s fee has been paid that are sold within twelve months of purchase.
(2)	“Other Expenses” include the indirect expenses associated with the Fund’s investment in its subsidiary, the Salient Adaptive Growth Offshore Fund Ltd. (the “Subsidiary”). Other Expenses include expenses related specifically to each class, such as administrative services fees.
(3)	Under the Expense Limitation Agreement, Salient Advisors, L.P. (“Salient Advisors” or the “Advisor”) has contractually agreed to waive all or a portion of its management fee and reimburse or pay operating expenses of the Fund to the extent necessary to maintain the Fund’s total operating expenses at 1.55% for Class A, 2.30% for Class C, and 1.30% for Class I shares, excluding certain expenses, such as taxes, brokerage and transactional expenses, interest, short dividend expense, any acquired fund fees and expenses, expenses associated with the Fund’s investment in the Subsidiary, litigation and extraordinary expenses. Management fee waivers are expressed in the table as a percentage of net assets. The Expense Limitation Agreement expires on July 31, 2017, unless renewed by mutual agreement of the Fund and the Advisor based upon a determination doing so would be appropriate under the prevailing circumstances. The Advisor is permitted to recover expenses attributable to the Fund or a Class thereof that the Advisor has borne (whether through reduction of its management fee or otherwise) in later periods to the extent that the expenses for a Class of shares fall below the annual rate in effect at the time of the actual waiver/reimbursement. Under the Expense Limitation Agreement, the Fund is not obligated to reimburse such expenses beyond three years from the end of such year in which the Advisor waived a fee or reimbursed an expense. Any such recovery by the Advisor will not cause a class to exceed the annual limitation rate in effect at the time of the actual waiver/reimbursement.

Salient MLP & Energy Infrastructure Fund – Class A, Class C and Class I

Shareholder Fees (fees paid directly from your investment)

	Class A		Class C		Class I
Maximum Front-End Sales Charge (load) on Purchases (as a percentage of purchase price)	5.50%		None		None

Maximum Deferred Sales Charge (load) (as a percentage of the purchase or sale price, whichever is less)	1.00	%(1)	1.00	%(1)	None

U.S. Securities and Exchange Commission

April 22, 2016

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class I
Management Fee	0.95%	0.95%	0.95%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses(2)	0.25%	0.25%	0.25%
Total Annual Fund Operating Expenses(3)	1.45%	2.20%	1.20%

(1)	Class A shares are available with no front-end sales charge on investments of $1 million or more. Brokers that initiate and are responsible for purchases of $1 million or more may receive a sales commission of up to 1.00% of the offering price of Class A shares. As a result, Class A shares that were not subject to a front-end sales charge, but for which a commission or finder’s fee was paid, may be subject to a contingent deferred sales charge (CDSC) of 1.00% if such Class A shares are sold within twelve months of purchase. In addition, while Class C shares are offered at NAV, without any initial sales charge, a 1.00% CDSC may be charged on any Class C shares upon which a finder’s fee has been paid that are sold within twelve months of purchase.
(2)	Other Expenses include expenses related specifically to each class, such as administrative services fees.
(3)	Under the Expense Limitation Agreement, Salient Capital Advisors, LLC (“Salient Capital” or the “Advisor”) has contractually agreed to waive all or a portion of its management fee and reimburse or pay operating expenses of the Fund to the extent necessary to maintain the Fund’s total operating expenses at 1.55% for Class A, 2.30% for Class C, and 1.30% for Class I shares, excluding certain expenses, such as taxes, brokerage commissions, interest, short dividend expense, any acquired fund fees and expenses, litigation and extraordinary expenses. Management fee waivers are expressed in the table as a percentage of net assets. The Expense Limitation Agreement expires on July 31, 2017, unless renewed by mutual agreement of the Fund and the Advisor based upon a determination doing so would be appropriate under the prevailing circumstances. The Advisor is permitted to recover expenses attributable to the Fund or a Class thereof that the Advisor has borne (whether through reduction of its management fee or otherwise) in later periods to the extent that the expenses for a Class of shares fall below the annual rate in effect at the time of the actual waiver/reimbursement. Under the Expense Limitation Agreement, the Fund is not obligated to reimburse such expenses beyond three years from the end of such year in which the Advisor waived a fee or reimbursed an expense. Any such recovery by the Advisor will not cause a class to exceed the annual limitation rate in effect at the time of the actual waiver/reimbursement.

Salient MLP & Energy Infrastructure Fund – R6 Shares

Shareholder Fees (fees paid directly from your investment)

As an investor in Class R6 shares of the Fund, you do not pay any sales load.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class R6
Management Fee	0.95%
Distribution and/or Service (12b-1) Fees	None
Other Expenses(1)	0.10%
Total Annual Fund Operating Expenses	1.05%

(1)	Other Expenses include expenses related specifically to each class, such as administrative services fees.

Salient Tactical Plus Fund – Class A, Class C, Class I and Class F

Shareholder Fees (fees paid directly from your investment)

	Class A		Class C		Class I	Class F
Maximum Front-End Sales Charge (load) on Purchases (as a percentage of purchase price)	5.50%		None		None	None

Maximum Deferred Sales Charge (load) (as a percentage of the purchase or sale price, whichever is less)	1.00	%(1)	1.00	%(1)	None	None

U.S. Securities and Exchange Commission

April 22, 2016

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class I	Class F
Management Fee	1.45%	1.45%	1.45%	1.45%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses(2)	2.34%	94.64%	5.58%	1.23%
Acquired Fund Operating Expenses(3)	0.17%	0.17%	0.17%	0.17%
Total Annual Fund Operating Expenses	4.21%	97.26%	7.20%	2.85%
Less Management Fee Waiver/Reimbursement(4)	1.99%	94.29%	5.23%	1.19%
Net Annual Expenses	2.22%	2.97%	1.97%	1.66%

(1)	Class A shares are available with no front-end sales charge on investments of $1 million or more. Brokers that initiate and are responsible for purchases of $1 million or more may receive a sales commission of up to 1.00% of the offering price of Class A shares. As a result, Class A shares that are not subject to a front-end sales charge, but for which a commission or finder’s fee is paid, may be subject to a contingent deferred sales charge (CDSC) of 1.00% if such Class A shares are sold within twelve months of purchase. In addition, while Class C shares are offered at NAV, without any initial sales charge, a 1.00% CDSC may be charged on any Class C shares upon which a finder’s fee has been paid that are sold within twelve months of purchase.
(2)	Other Expenses include expenses related specifically to each class, such as administrative services fee, transfer agent fees, state registration fees and certain printing fees.
(3)	Acquired fund fees and expenses are incurred indirectly by the Fund as a result of its investing in securities issued by one or more investment companies. Please note that the Total Annual Fund Operating Expenses in the table above may not correlate to the Ratio of Expenses to Average Net Assets (which ratio does not include acquired fund fees and expenses) found within the “Financial Highlights” section of this Prospectus.
(4)	Under the Expense Limitation Agreement, Salient Advisors, L.P. (“Salient Advisors” or the “Advisor”) has contractually agreed to waive all or a portion of its management fees and reimburse or pay operating expenses of the Fund to the extent necessary to maintain the Fund’s total operating expenses at 2.05% for Class A, 2.80% for Class C, 1.80% for Class I, and 1.49% for Class F shares, excluding certain expenses, such as taxes, brokerage commissions, interest and borrowing expense, short dividend expense, any acquired fund fees and expenses, litigation and extraordinary expenses. Management fee waivers are expressed in the table as a percentage of net assets. The Expense Limitation Agreement for Class A, Class C, and Class I shares expires on July 31, 2017, and on December 15, 2017 for Class F shares, unless renewed by agreement of the Fund and the Advisor based upon a determination doing so would be appropriate under the prevailing circumstances. The Advisor is permitted to recover expenses attributable to the Fund or a class thereof that the Advisor has borne (whether through reduction of its management fee or otherwise) in later periods to the extent that the expenses for a class of shares fall below the annual rate in effect at the time of the actual waiver/reimbursement. Under the Expense Limitation Agreement, the Fund will not reimburse such expenses beyond three years from the end of such year in which the Advisor waived a fee or reimbursed an expense. Any such recovery by the Advisor will not cause a class to exceed the annual limitation rate in effect at the time of the actual waiver/reimbursement.

Salient Trend Fund – Class A, Class C and Class I

Shareholder Fees (fees paid directly from your investment)

	Class A		Class C		Class I
Maximum Front-End Sales Charge (load) on Purchases (as a percentage of purchase price)	5.50%		None		None

Maximum Deferred Sales Charge (load) (as a percentage of the purchase or sale price, whichever is less)	1.00	%(1)	1.00	%(1)	None

U.S. Securities and Exchange Commission

April 22, 2016

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class I
Management Fee	0.95%	0.95%	0.95%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses(2)	0.89%	0.89%	0.89%
Total Annual Fund Operating Expenses	2.09%	2.84%	1.84%
Less Management Fee Waiver/Reimbursement(3)	0.29%	0.29%	0.29%
Net Annual Expenses	1.80%	2.55%	1.55%

(1)	Class A shares are available with no front-end sales charge on investments of $1 million or more. Brokers that initiate and are responsible for purchases of $1 million or more may receive a sales commission of up to 1.00% of the offering price of Class A shares. As a result, Class A shares that were not subject to a front-end sales charge, but for which a commission or finder’s fee was paid, may be subject to a contingent deferred sales charge (CDSC) of 1.00% if such Class A shares are sold within twelve months of purchase. In addition, while Class C shares are offered at NAV, without any initial sales charge, a 1.00% CDSC may be charged on any Class C shares upon which a finder’s fee has been paid that are sold within twelve months of purchase.
(2)	“Other Expenses” include the indirect expenses associated with the Fund’s investment in its subsidiary, the Salient Trend Offshore Fund Ltd. (the “Subsidiary”). Other Expenses include expenses related specifically to each class, such as administrative services fees.
(3)	Under the Expense Limitation Agreement, Salient Advisors, L.P. (“Salient Advisors” or the “Advisor”) has contractually agreed to waive all or a portion of its management fee and reimburse or pay operating expenses of the Fund to the extent necessary to maintain the Fund’s total operating expenses at 1.55% for Class A, 2.30% for Class C, and 1.30% for Class I shares, excluding certain expenses, such as taxes, brokerage commissions, interest, short dividend expense, any acquired fund fees and expenses, expenses associated with the Fund’s investments in the Subsidiary, litigation and extraordinary expenses. Management fee waivers are expressed in the table as a percentage of net assets. The Expense Limitation Agreement expires on July 31, 2017, unless renewed by mutual agreement of the Fund and the Advisor based upon a determination doing so would be appropriate under the prevailing circumstances. The Advisor is permitted to recover expenses attributable to the Fund or a Class thereof that the Advisor has borne (whether through reduction of its management fee or otherwise) in later periods to the extent that the expenses for a Class of shares fall below the annual rate in effect at the time of the actual waiver/reimbursement. Under the Expense Limitation Agreement, the Fund is not obligated to reimburse such expenses beyond three years from the end of such year in which the Advisor waived a fee or reimbursed an expense. Any such recovery by the Advisor will not cause a class to exceed the annual limitation rate in effect at the time of the actual waiver/reimbursement.

FORWARD FUNDS

Salient Adaptive Balanced Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales load.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	0.10%	0.10%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses(1)	0.63%	0.38%
Acquired Fund Fees and Expenses	1.12%	1.12%
Total Annual Fund Operating Expenses	2.10%	1.60%
Fee Waiver and/or Expense Reimbursement(2)	-0.16%	-0.16%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.94%	1.44%

(1)	Other Expenses are based on estimated amounts for the current fiscal year.
(2)	The Fund’s investment advisor is contractually obligated to waive its management fee until April 30, 2017. The Fund’s investment advisor is also contractually obligated to reimburse other expenses until April 30, 2017, in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 0.82% and 0.32%, respectively. These expense limitation arrangements may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

U.S. Securities and Exchange Commission

April 22, 2016

Salient Adaptive Balanced Fund – Class A and Class C

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	5.75%	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	None	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C
Management Fee	0.10%	0.10%
Distribution (12b-1) Fees	0.35%	0.75%
Other Expenses(1)	0.38%	0.63%
Acquired Fund Fees and Expenses	1.12%	1.12%
Total Annual Fund Operating Expenses	1.95%	2.60%
Fee Waiver and/or Expense Reimbursement(2)	-0.16%	-0.16%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.79%	2.44%

(1)	Other Expenses are based on estimated amounts for the current fiscal year.
(2)	The Fund’s investment advisor is contractually obligated to waive its management fee until April 30, 2017. The Fund’s investment advisor is also contractually obligated to reimburse other expenses until April 30, 2017, in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for Class A and Class C shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 0.67% and 1.32%, respectively. These expense limitation arrangements may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Salient Adaptive Income Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales load.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	0.10%	0.10%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses(1)	0.85%	0.60%
Acquired Fund Fees and Expenses	1.20%	1.20%
Total Annual Fund Operating Expenses	2.40%	1.90%
Fee Waiver and/or Expense Reimbursement(2)	-0.31%	-0.31%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.09%	1.59%

(1)	Other Expenses are based on estimated amounts for the current fiscal year.
(2)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 0.89% and 0.39%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

U.S. Securities and Exchange Commission

April 22, 2016

Salient Adaptive Income Fund – Class A and Class C

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	3.75%	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	None	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C
Management Fee	0.10%	0.10%
Distribution (12b-1) Fees	0.25%	0.75%
Other Expenses(1)	0.60%	0.85%
Acquired Fund Fees and Expenses	1.20%	1.20%
Total Annual Fund Operating Expenses	2.15%	2.90%
Fee Waiver and/or Expense Reimbursement(2)	-0.31%	-0.31%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.84%	2.59%

(1)	Other Expenses are based on estimated amounts for the current fiscal year.
(2)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Class A and Class C shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 0.64% and 1.39%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Salient Adaptive US Equity Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales load.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	0.50%	0.50%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	0.85%	0.70%
Acquired Fund Fees and Expenses	0.07%	0.07%
Total Annual Fund Operating Expenses	1.67%	1.27%
Fee Waiver and/or Expense Reimbursement(1)	-0.35%	-0.35%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.32%	0.92%

(1)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.25% and 0.85%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Salient Adaptive US Equity Fund – Class Z

Shareholder Fees (fees paid directly from your investment)

As an investor in Class Z shares of the Fund, you do not pay any sales load.

U.S. Securities and Exchange Commission

April 22, 2016

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class Z
Management Fee	0.50%
Distribution (12b-1) Fees	N/A
Other Expenses	0.60%
Acquired Fund Fees and Expenses	0.07%
Total Annual Fund Operating Expenses	1.17%
Fee Waiver and/or Expense Reimbursement(1)	-0.35%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.82%

(1)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Class Z shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 0.75%. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Salient Commodity Long/Short Strategy Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales load.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee(1)	0.95%	0.95%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses of the Fund(2)	0.88%	0.78%
Other Expenses of the Subsidiary(3)	0.23%	0.23%
Total Other Expenses	1.11%	1.01%
Total Annual Fund Operating Expenses	2.31%	1.96%

(1)	The Fund may invest a portion of its assets in a wholly owned Cayman subsidiary. The Subsidiary (as defined below) has entered into a separate advisory agreement with Forward Management, LLC d/b/a Salient (“Salient Management” or the “Advisor”) for the management of the Subsidiary’s portfolio pursuant to which the Subsidiary is obligated to pay Salient Management a management fee at the same rate that the Fund pays Salient Management for services provided to the Fund. Salient Management is contractually obligated to waive the management fee it receives from the Fund in an amount equal to the management fee paid to Salient Management by the Subsidiary. This waiver arrangement may not be terminated by Salient Management as long as its advisory agreement with the Subsidiary is in place.
(2)	Other Expenses of the Fund are based on estimated amounts for the current fiscal year.
(3)	Other Expenses of the Subsidiary include the expenses (other than the management fee) borne by the Fund as the sole shareholder of the Subsidiary, including administrative, audit, custody and legal expenses.

Salient Commodity Long/Short Strategy Fund – Class C and Advisor Class

Shareholder Fees (fees paid directly from your investment)

	Class C	Advisor Class
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	None	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	1.00%	None

U.S. Securities and Exchange Commission

April 22, 2016

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class C	Advisor Class
Management Fee(1)	0.95%	0.95%
Distribution (12b-1) Fees	0.75%	N/A
Other Expenses of the Fund(2)	0.98%	0.83%
Other Expenses of the Subsidiary(3)	0.23%	0.23%
Total Other Expenses	1.21%	1.06%
Total Annual Fund Operating Expenses	2.91%	2.01%

(1)	The Fund may invest a portion of its assets in a wholly owned Cayman subsidiary. The Subsidiary (as defined below) has entered into a separate advisory agreement with Forward Management, LLC d/b/a Salient (“Salient Management” or the “Advisor”) for the management of the Subsidiary’s portfolio pursuant to which the Subsidiary is obligated to pay Salient Management a management fee at the same rate that the Fund pays Salient Management for services provided to the Fund. Salient Management is contractually obligated to waive the management fee it receives from the Fund in an amount equal to the management fee paid to Salient Management by the Subsidiary. This waiver arrangement may not be terminated by Salient Management as long as its advisory agreement with the Subsidiary is in place.
(2)	Other Expenses of the Fund are based on estimated amounts for the current fiscal year.
(3)	Other Expenses of the Subsidiary include the expenses (other than the management fee) borne by the Fund as the sole shareholder of the Subsidiary, including administrative, audit, custody and legal expenses.

Salient Commodity Long/Short Strategy Fund – Class Z

Shareholder Fees (fees paid directly from your investment)

As an investor in Class Z shares of the Fund, you do not pay any sales load.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class Z
Management Fee(1)	0.95%
Distribution (12b-1) Fees	N/A
Other Expenses of the Fund(2)	0.73%
Other Expenses of the Subsidiary(3)	0.23%
Total Other Expenses	0.96%
Total Annual Fund Operating Expenses	1.91%

(1)	The Fund may invest a portion of its assets in a wholly-owned Cayman subsidiary. The Subsidiary (as defined below) has entered into a separate advisory agreement with Forward Management, LLC d/b/a Salient (“Salient Management” or the Advisor”) for the management of the Subsidiary’s portfolio pursuant to which the Subsidiary is obligated to pay Salient Management a management fee at the same rate that the Fund pays Salient Management for services provided to the Fund. Salient Management is contractually obligated to waive the management fee it receives from the Fund in an amount equal to the management fee paid to Salient Management by the Subsidiary. This waiver arrangement may not be terminated by Salient Management as long as its advisory agreement with the Subsidiary is in place.
(2)	Other Expenses of the Fund are based on estimated amounts for the current fiscal year.
(3)	Other Expenses of the Subsidiary include the expenses (other than the management fee) borne by the Fund as the sole shareholder of the Subsidiary, including administrative, audit, custody and legal expenses.

Salient EM Corporate Debt Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales loads.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	0.70%	0.70%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	0.48%	0.38%
Dividend and Interest Expense on Short Sales(1)	0.15%	0.15%
Interest Expense on Borrowings(1)	0.16%	0.16%
Total Other Expenses	0.79%	0.69%
Total Annual Fund Operating Expenses	1.74%	1.39%

(1)	Dividend and Interest Expense on Short Sales and Interest Expense on Borrowings are based on estimated amounts for the current fiscal year.

U.S. Securities and Exchange Commission

April 22, 2016

Salient EM Corporate Debt Fund – Class C and Advisor Class

Shareholder Fees (fees paid directly from your investment)

	Class C	Advisor Class
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	None	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class C	Advisor Class
Management Fee	0.70%	0.70%
Distribution (12b-1) Fees	0.75%	N/A
Other Expenses	0.58%	0.43%
Dividend and Interest Expense on Short Sales(1)	0.15%	0.15%
Interest Expense on Borrowings(1)	0.16%	0.16%
Total Other Expenses	0.89%	0.74%
Total Annual Fund Operating Expenses	2.34%	1.44%

(1)	Dividend and Interest Expense on Short Sales and Interest Expense on Borrowings are based on estimated amounts for the current fiscal year.

Salient EM Dividend Signal Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales loads.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	1.05%	1.05%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	1.31%	1.21%
Total Annual Fund Operating Expenses	2.61%	2.26%
Fee Waiver and/or Expense Reimbursement(1)	-0.87%	-0.87%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.74%	1.39%

(1)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.74% and 1.39%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

U.S. Securities and Exchange Commission

April 22, 2016

Salient EM Dividend Signal Fund – Class C and Advisor Class

Shareholder Fees (fees paid directly from your investment)

	Class C	Advisor Class
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	None	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class C	Advisor Class
Management Fee	1.05%	1.05%
Distribution (12b-1) Fees	0.75%	N/A
Other Expenses(1)	1.41%	1.26%
Total Annual Fund Operating Expenses	3.21%	2.31%
Fee Waiver and/or Expense Reimbursement(2)	-0.87%	-0.87%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.34%	1.44%

(1)	Other Expenses for Class C shares are based on estimated amounts for the current fiscal year.
(2)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Class C and Advisor Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 2.34% and 1.44%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Salient EM Infrastructure Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales loads.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	0.90%	0.90%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	0.72%	0.62%
Total Annual Fund Operating Expenses	1.87%	1.52%

Salient EM Infrastructure Fund – Class A, Class B, Class C and Advisor Class

Shareholder Fees (fees paid directly from your investment)

	Class A	Class B	Class C	Advisor Class
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	5.75%	None	None	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	None	5.00%	1.00%	None

U.S. Securities and Exchange Commission

April 22, 2016

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Advisor Class
Management Fee	0.90%	0.90%	0.90%	0.90%
Distribution (12b-1) Fees	0.25%	0.75%	0.75%	N/A
Other Expenses	0.77%	0.82%	0.82%	0.67%
Total Annual Fund Operating Expenses	1.92%	2.47%	2.47%	1.57%

Salient Frontier Strategy Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales load.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	0.85%	0.85%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	0.49%	0.44%
Acquired Fund Fees and Expenses	0.02%	0.02%
Total Annual Fund Operating Expenses	1.61%	1.31%
Fee Waiver and/or Expense Reimbursement(1)	-0.30%	-0.30%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.31%	1.01%

(1)	The Fund’s investment advisor Forward Management, LLC d/b/a Salient (“Salient Management” or the “Advisor”) is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.29% and 0.99%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Salient Frontier Strategy Fund – Advisor Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Advisor Class shares of the Fund, you do not pay any sales load.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Advisor Class
Management Fee	0.85%
Distribution (12b-1) Fees	N/A
Other Expenses	0.44%
Acquired Fund Fees and Expenses	0.02%
Total Annual Fund Operating Expenses	1.31%
Fee Waiver and/or Expense Reimbursement(1)	-0.30%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.01%

(1)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Advisor Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 0.99%. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

U.S. Securities and Exchange Commission

April 22, 2016

Salient Frontier Strategy Fund – Class Z

Shareholder Fees (fees paid directly from your investment)

As an investor in Class Z shares of the Fund, you do not pay any sales load.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class Z
Management Fee	0.85%
Distribution (12b-1) Fees	N/A
Other Expenses	0.34%
Acquired Fund Fees and Expenses	0.02%
Total Annual Fund Operating Expenses	1.21%
Fee Waiver and/or Expense Reimbursement(1)	-0.30%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.91%

(1)	The Fund’s investment advisor Forward Management, LLC’s d/b/a Salient (“Salient Management” or the “Advisor”) is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Class Z shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 0.89%. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Salient High Yield Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales load.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	0.50%	0.50%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	0.51%	0.36%
Dividend and Interest Expense on Short Sales(1)	0.40%	0.40%
Interest Expense on Borrowings(1)	0.08%	0.08%
Total Other Expenses	0.99%	0.84%
Total Annual Fund Operating Expenses	1.74%	1.34%

(1)	Dividend and Interest Expense on Short Sales and Interest Expense on Borrowings are based on estimated amounts for the current fiscal year.

Salient High Yield Fund – Class C

Shareholder Fees (fees paid directly from your investment)

Class C
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	1.00%

U.S. Securities and Exchange Commission

April 22, 2016

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class C
Management Fee	0.50%
Distribution (12b-1) Fees	0.75%
Other Expenses	0.51%
Dividend and Interest Expense on Short Sales(1)	0.40%
Interest Expense on Borrowings(1)	0.08%
Total Other Expenses	0.99%
Total Annual Fund Operating Expenses	2.24%

(1)	Dividend and Interest Expense on Short Sales and Interest Expense on Borrowings are based on estimated amounts for the current fiscal year.

Salient High Yield Fund – Class Z

Shareholder Fees (fees paid directly from your investment)

As an investor in Class Z shares of the Fund, you do not pay any sales load.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class Z
Management Fee	0.50%
Distribution (12b-1) Fees	N/A
Other Expenses	0.26%
Dividend and Interest Expense on Short Sales(1)	0.40%
Interest Expense on Borrowings(1)	0.08%
Total Other Expenses	0.74%
Total Annual Fund Operating Expenses	1.24%

(1)	Dividend and Interest Expense on Short Sales and Interest Expense on Borrowings are based on estimated amounts for the current fiscal year.

Salient International Dividend Signal Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales loads.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	0.84%	0.84%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	0.40%	0.30%
Interest Expense on Borrowings	0.13%	0.13%
Total Other Expenses	0.53%	0.43%
Total Annual Fund Operating Expenses	1.62%	1.27%
Fee Waiver and/or Expense Reimbursement(1)	-0.15%	-0.15%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.47%	1.12%

(1)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.34% and 0.99%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

U.S. Securities and Exchange Commission

April 22, 2016

Salient International Dividend Signal Fund – Class A, Class C and Advisor Class

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Advisor Class
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	5.75%	None	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	None	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Advisor Class
Management Fee	0.84%	0.84%	0.84%
Distribution (12b-1) Fees	0.35%	0.75%	N/A
Other Expenses	0.45%	0.50%	0.35%
Interest Expense on Borrowings	0.13%	0.13%	0.13%
Total Other Expenses	0.58%	0.63%	0.48%
Total Annual Fund Operating Expenses	1.77%	2.22%	1.32%
Fee Waiver and/or Expense Reimbursement(1)	-0.15%	-0.15%	-0.15%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.62%	2.07%	1.17%

(1)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Class A, Class C, and Advisor Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.49%, 1.94%, and 1.04%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Salient International Real Estate Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales loads.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	0.62%	0.52%
Total Annual Fund Operating Expenses	1.87%	1.52%

Salient International Real Estate Fund – Class A, Class C and Advisor Class

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Advisor Class
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	5.75%	None	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	None	1.00%	None

U.S. Securities and Exchange Commission

April 22, 2016

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Advisor Class
Management Fee	1.00%	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	0.75%	N/A
Other Expenses	0.67%	0.72%	0.57%
Total Annual Fund Operating Expenses	1.92%	2.47%	1.57%

Salient International Small Cap Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales loads.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	0.43%	0.33%
Acquired Fund Fees and Expenses	0.01%	0.01%
Total Annual Fund Operating Expenses	1.69%	1.34%
Fee Waiver and/or Expense Reimbursement(1)	-0.04%	-0.04%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.65%	1.30%

(1)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.64%, and 1.29%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Salient International Small Cap Fund – Class C and Advisor Class

Shareholder Fees (fees paid directly from your investment)

	Class C	Advisor Class
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	None	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class C	Advisor Class
Management Fee	1.00%	1.00%
Distribution (12b-1) Fees	0.75%	N/A
Other Expenses(1)	0.53%	0.38%
Acquired Fund Fees and Expenses(1)	0.01%	0.01%
Total Annual Fund Operating Expenses	2.29%	1.39%
Fee Waiver and/or Expense Reimbursement(2)	-0.04%	-0.04%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.25%	1.35%

U.S. Securities and Exchange Commission

April 22, 2016

(1)	Other Expenses and Acquired Fund Fees and Expenses for Class C shares are based on estimated amounts for the current fiscal year.
(2)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Class C and Advisor Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 2.24%, and 1.34%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Salient Investment Grade Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales load.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	0.25%	0.25%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	0.86%	0.71%
Acquired Fund Fees and Expenses	0.08%	0.08%
Total Annual Fund Operating Expenses	1.44%	1.04%
Fee Waiver and/or Expense Reimbursement(1)	-0.21%	-0.21%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.23%	0.83%

(1)	The Fund’s investment advisor Forward Management, LLC d/b/a Salient (“Salient Management” or the “Advisor”) is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.15% and 0.75%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Salient Investment Grade Fund – Class Z

Shareholder Fees (fees paid directly from your investment)

As an investor in Class Z shares of the Fund, you do not pay any sales load.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class Z
Management Fee	0.25%
Distribution (12b-1) Fees	N/A
Other Expenses	0.61%
Acquired Fund Fees and Expenses	0.08%
Total Annual Fund Operating Expenses	0.94%
Fee Waiver and/or Expense Reimbursement(1)	-0.21%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.73%

(1)	The Fund’s investment advisor Forward Management, LLC d/b/a Salient (“Salient Management” or the “Advisor”) is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Class Z shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 0.65%. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

U.S. Securities and Exchange Commission

April 22, 2016

Salient Real Estate Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales loads.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	0.85%	0.85%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	0.60%	0.50%
Total Annual Fund Operating Expenses	1.70%	1.35%

Salient Real Estate Fund – Class A and Class C

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	5.75%	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	None	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C
Management Fee	0.85%	0.85%
Distribution (12b-1) Fees	0.25%	0.75%
Other Expenses	0.65%	0.70%
Total Annual Fund Operating Expenses	1.75%	2.30%

Salient Select Income Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales loads.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	0.38%	0.28%
Dividend and Interest Expense on Short Sales	0.30%	0.30%
Interest Expense on Borrowings	0.13%	0.13%
Total Other Expenses	0.81%	0.71%
Total Annual Fund Operating Expenses	2.06%	1.71%

U.S. Securities and Exchange Commission

April 22, 2016

Salient Select Income Fund – Class A, Class B, Class C and Advisor Class

Shareholder Fees (fees paid directly from your investment)

	Class A	Class B	Class C	Advisor Class
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	5.75%	None	None	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	None	5.00%	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Advisor Class
Management Fee	1.00%	1.00%	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	0.75%	0.75%	N/A
Other Expenses	0.43%	0.48%	0.48%	0.33%
Dividend and Interest Expense on Short Sales	0.30%	0.30%	0.30%	0.30%
Interest Expense on Borrowings	0.13%	0.13%	0.13%	0.13%
Total Other Expenses	0.86%	0.91%	0.91%	0.76%
Total Annual Fund Operating Expenses	2.11%	2.66%	2.66%	1.76%

Salient Select Opportunity Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales load.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee(1)	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses of the Fund	0.80%	0.70%
Other Expenses of the Subsidiary(2)	0.29%	0.29%
Interest Expense on Borrowings	0.13%	0.13%
Total Other Expenses	1.22%	1.12%
Total Annual Fund Operating Expenses	2.47%	2.12%
Fee Waiver and/or Expense Reimbursement(3)	-0.47%	-0.47%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.00%	1.65%

(1)	The Fund may invest a portion of its assets in a wholly owned Cayman subsidiary. The subsidiary has entered into a separate advisory agreement with Forward Management, LLC d/b/a Salient (“Salient Management” or the “Advisor”) for the management of the subsidiary’s portfolio pursuant to which the subsidiary is obligated to pay Salient Management a management fee at the same rate that the Fund pays Salient Management for services provided to the Fund. Salient Management is contractually obligated to waive the management fee it receives from the Fund in an amount equal to the management fee paid to Salient Management by the subsidiary. This waiver arrangement may not be terminated by Salient Management as long as its advisory agreement with the subsidiary is in place.
(2)	Other Expenses of the Subsidiary are based on estimated amounts for the current fiscal year and include the expenses (other than the management fee) borne by the Fund as the sole shareholder of the subsidiary, including administrative, audit, custody and legal expenses.

U.S. Securities and Exchange Commission

April 22, 2016

(3)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, expenses of the subsidiary, and extraordinary expenses) for the Fund’s Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.58% and 1.23%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Salient Select Opportunity Fund – Class A, Class C and Advisor Class

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Advisor Class
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	5.75%	None	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	None	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Advisor Class
Management Fee(1)	1.00%	1.00%	1.00%
Distribution (12b-1) Fees	0.35%	0.75%	N/A
Other Expenses of the Fund(2)	0.85%	0.90%	0.75%
Other Expenses of the Subsidiary(3)	0.29%	0.29%	0.29%
Interest Expense on Borrowings(2)	0.13%	0.13%	0.13%
Total Other Expenses	1.27%	1.32%	1.17%
Total Annual Fund Operating Expenses	2.62%	3.07%	2.17%
Fee Waiver and/or Expense Reimbursement(4)	-0.47%	-0.47%	-0.47%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.15%	2.60%	1.70%

(1)	The Fund may invest a portion of its assets in a wholly owned Cayman subsidiary. The subsidiary has entered into a separate advisory agreement with Forward Management, LLC d/b/a Salient (“Salient Management” or the “Advisor”) for the management of the subsidiary’s portfolio pursuant to which the subsidiary is obligated to pay Salient Management a management fee at the same rate that the Fund pays Salient Management for services provided to the Fund. Salient Management is contractually obligated to waive the management fee it receives from the Fund in an amount equal to the management fee paid to Salient Management by the subsidiary. This waiver arrangement may not be terminated by Salient Management as long as its advisory agreement with the subsidiary is in place.
(2)	Other Expenses of the Fund and Interest Expense on Borrowings for Advisor Class shares are based on estimated amounts for the current fiscal year.
(3)	Other Expenses of the Subsidiary are based on estimated amounts for the current fiscal year and include the expenses (other than the management fee) borne by the Fund as the sole shareholder of the subsidiary, including administrative, audit, custody and legal expenses.
(4)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, expenses of the subsidiary, and extraordinary expenses) for the Fund’s Class A, Class C and Advisor Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of the Fund’s 1.73%, 2.18% and 1.28%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Salient Tactical Growth Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales loads.

U.S. Securities and Exchange Commission

April 22, 2016

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	1.15%	1.15%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	0.36%	0.26%
Acquired Fund Fees and Expenses	0.07%	0.07%
Total Annual Fund Operating Expenses	1.83%	1.48%

Salient Tactical Growth Fund – Class A, Class C, Advisor Class

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Advisor Class
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	5.75%	None	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	None	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Advisor Class
Management Fee	1.15%	1.15%	1.15%
Distribution (12b-1) Fees	0.35%	0.75%	N/A
Other Expenses	0.41%	0.46%	0.31%
Acquired Fund Fees and Expenses	0.07%	0.07%	0.07%
Total Annual Fund Operating Expenses	1.98%	2.43%	1.53%

Salient Tactical Muni Strategy Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales loads.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	0.44%	0.34%
Recoupment of Past Waived Fees(1)	0.07%	0.07%
Interest Expense on Short Sales(2)	0.05%	0.05%
Total Other Expenses	0.56%	0.46%
Total Annual Fund Operating Expenses	1.81%	1.46%

(1)	Pursuant to an expense limitation agreement (“Expense Limitation Agreement”), the Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.79% and 1.44%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances. The Fund may reimburse the investment advisor for any waived fees or expense reimbursements previously made by the investment advisor, provided that any such reimbursements will not cause the Fund’s operating expenses for Investor Class and Institutional Class shares to exceed the lower of the expense limitation in existence at the time the expenses were incurred or at the time of the reimbursement, if any, and the reimbursement is made within three years following the year in which the expenses were incurred.

U.S. Securities and Exchange Commission

April 22, 2016

(2)	Interest Expense on Short Sales is based on estimated amounts for the current fiscal year.

Salient Tactical Muni Strategy Fund – Class A, Class C and Advisor Class

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Advisor Class
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	5.75%	None	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	None	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Advisor Class
Management Fee	1.00%	1.00%	1.00%
Distribution (12b-1) Fees	0.35%	0.75%	N/A
Other Expenses	0.51%	0.54%	0.40%
Recoupment of Past Waived Fees(1)	0.05%	0.07%	0.06%
Interest Expense on Short Sales(2)	0.05%	0.05%	0.05%
Total Other Expenses	0.61%	0.66%	0.51%
Total Annual Fund Operating Expenses	1.96%	2.41%	1.51%

(1)	Pursuant to an expense limitation agreement (“Expense Limitation Agreement”), the Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Class A, Class C and Advisor Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.94%, 2.39%, and 1.49%, respectively. The Expense Limitation Agreement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances. The Fund may reimburse the investment advisor for any waived fees or expense reimbursements previously made by the investment advisor, provided that any such reimbursements will not cause the Fund’s operating expenses for Class A, Class C and Advisor Class shares to exceed the lower of the expense limitation in existence at the time the expenses were incurred or at the time of the reimbursement, if any, and the reimbursement is made within three years following the year in which the expenses were incurred.
(2)	Interest Expense on Short Sales is based on estimated amounts for the current fiscal year.

Salient Tactical Real Estate Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales loads.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	0.55%	0.45%
Dividend and Interest Expense on Short Sales	0.39%	0.39%
Interest Expense on Borrowings	0.13%	0.13%
Total Other Expenses	1.07%	0.97%
Total Annual Fund Operating Expenses	2.32%	1.97%

U.S. Securities and Exchange Commission

April 22, 2016

Salient Tactical Real Estate Fund – Class A, Class B, Class C and Advisor Class

Shareholder Fees (fees paid directly from your investment)

	Class A	Class B	Class C	Advisor Class
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	5.75%	None	None	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	None	5.00%	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Advisor Class
Management Fee	1.00%	1.00%	1.00%	1.00%
Distribution (12b-1) Fees	0.25%	0.75%	0.75%	N/A
Other Expenses	0.60%	0.65%	0.65%	0.50%
Dividend and Interest Expense on Short Sales	0.39%	0.39%	0.39%	0.39%
Interest Expense on Borrowings	0.13%	0.13%	0.13%	0.13%
Total Other Expenses	1.12%	1.17%	1.17%	1.02%
Total Annual Fund Operating Expenses	2.37%	2.92%	2.92%	2.02%

Salient US Dividend Signal Fund – Investor Class and Institutional Class

Shareholder Fees (fees paid directly from your investment)

As an investor in Investor Class or Institutional Class shares of the Fund, you do not pay any sales load.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fee	0.80%	0.80%
Distribution (12b-1) Fees	0.25%	N/A
Other Expenses	0.76%	0.66%
Total Annual Fund Operating Expenses	1.81%	1.46%
Fee Waiver and/or Expense Reimbursement(1)	-0.47%	-0.47%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.34%	0.99%

(1)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Investor Class and Institutional Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.34% and 0.99%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

Salient US Dividend Signal Fund – Class A, Class C, Advisor Class

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Advisor Class
Maximum Sales Charge (Load) on purchases (as a percentage of offering price)	5.75%	None	None

Maximum Deferred Sales Charge for shares held less than 1 year (as a percentage of the lesser of original purchase price or redemption proceeds)	None	1.00%	None

U.S. Securities and Exchange Commission

April 22, 2016

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Advisor Class
Management Fee	0.80%	0.80%	0.80%
Distribution (12b-1) Fees	0.35%	0.75%	N/A
Other Expenses(1)	0.81%	0.86%	0.71%
Total Annual Fund Operating Expenses	1.96%	2.41%	1.51%
Fee Waiver and/or Expense Reimbursement(2)	-0.47%	-0.47%	-0.47%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.49%	1.94%	1.04%

(1)	Other Expenses for Class C and Advisor Class shares are based on estimated amounts for the current fiscal year.
(2)	The Fund’s investment advisor is contractually obligated to waive a portion of its fees and reimburse other expenses until April 30, 2017 in amounts necessary to limit the Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for the Fund’s Class A, Class C and Advisor Class shares to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.49%, 1.94%, and 1.04%, respectively. This expense limitation arrangement may not be terminated by the Fund’s investment advisor prior to such date under any circumstances.

*        *        *

No fees are required in connection with this filing. If you have any questions regarding the enclosed information, please contact me directly at (720) 917-0585.

Kind regards,

/s/ Megan Hadley Koehler
Megan Hadley Koehler, Esq., ALPS Fund Services, Inc.

cc:	Paul Bachtold, Chief Compliance Officer, Forward Funds and Salient MF Trust

George J. Zornada, Esq., K&L Gates LLP

Richard F. Kerr, Esq., K&L Gates LLP

Cal J. Gilmartin, Esq., K&L Gates LLP

Jonathan W. DePriest, Esq., Salient Partners, L.P.